UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-32993

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

No. 6 Hai Dian Zhong Street

Haidian District

Beijing 100080, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F  ☐

EXPLANATORY NOTE

We made an announcement dated November 28, 2023 with The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) in relation to the results of the annual general meeting of shareholders held on November 28, 2023. For details, please refer to exhibit 99.2 to this current report on Form 6-K.

Exhibit Index

Exhibit 3.1 – Third Amended and Restated Memorandum of Association and Articles of Association of the Registrant

Exhibit 99.1 – Press Release

Exhibit 99.2 – Announcement – Results of 2023 Annual General Meeting of Shareholders

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

New Oriental Education & Technology Group Inc.

By:	/s/ Stephen Zhihui Yang
Name:	Stephen Zhihui Yang
Title:	Executive President and Chief Financial Officer

Date: November 28, 2023

[Signature Page to 6-K]